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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 12)
                   Under the Securities Exchange Act of 1934

                         BLUE RIDGE REAL ESTATE COMPANY
                            BIG BOULDER CORPORATION
                            -----------------------
                                (Name of Issuer)

                  Common Stock without par value, stated value
                            $.30 per combined share
                  --------------------------------------------
                         (Title of Class of Securities)

                             096005 4 20 2 (common)
                              096005 4 10 3 (unit)
                              --------------------
                                 (CUSIP Number)

                                 Milton Cooper
                          Kimco Realty Services, Inc.
                            3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:
                              Raymond Y. Lin, Esq.
                                Latham & Watkins
                                885 Third Avenue
                         New York, New York 10022-4802

                                  May 16, 2005
                                  ------------
            (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]





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                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.     Name of Reporting Person

           Kimco Realty Corporation

2.     Check The Appropriate Box If A Member of Group /_/

3.     SEC Use Only

4.     Source of Funds

           AF

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) /_/

6.     Citizenship or Place of Organization

           Maryland

                    7.       Sole Voting Power
                                 0
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                         1,285,754
Reporting Person
With                9.       Sole Dispositive Power
                                 0

                    10.      Shared Dispositive Power
                                 1,285,754

11.    Aggregate Amount Beneficially Owned By Each Reporting Person

           1,285,754

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares /X/ (excludes Shares held by KC Holdings, Inc. and Milton Cooper)

13.    Percent Of Class Represented By Amount In Row (11)

           54.4%

14.    Type of Reporting Person

           CO

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                                                                    SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.       Name of Reporting Person

             Kimco Realty Services, Inc.

2.       Check The Appropriate Box If A Member of Group /_/

3.         SEC Use Only

4.       Source of Funds

           AF

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) /_/

6.       Citizenship or Place of Organization

             Delaware

                    7.       Sole Voting Power
                                  0
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                          1,285,754
Reporting Person
With                9.       Sole Dispositive Power
                                  0

                    10.      Shared Dispositive Power
                                  1,285,754

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

             1,285,754

12.      Check Box if The Aggregate Amount In Row (11) Excludes
         Certain Shares  /X/

             (excludes Shares held by KC Holdings, Inc. and Milton Cooper)

13.      Percent Of Class Represented By Amount In Row (11)

             54.4%

14.      Type of Reporting Person

             CO

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                                                                    SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.       Name of Reporting Person

             KC Holdings, Inc.

2.       Check The Appropriate Box If A Member of Group /_/

3.       SEC Use Only

4.       Source of Funds

             OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) /_/

6.       Citizenship or Place of Organization

             Delaware

                    7.       Sole Voting Power
                                  86,094
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                          0
Reporting Person
With                9.       Sole Dispositive Power
                                  86,094

                    10.      Shared Dispositive Power
                                  0

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

             86,094

12.      Check Box if The Aggregate Amount In Row (11) Excludes Certain
         Shares  /X/

             (excludes Shares held by Kimco Realty Services, Inc. and Milton Cooper)

13.      Percent Of Class Represented By Amount In Row (11)

             3.6%

14.      Type of Reporting Person

             CO

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                                                                    SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.       Name of Reporting Person

             Milton Cooper

2.       Check The Appropriate Box If A Member of Group /_/

3.       SEC Use Only

4.       Source of Funds

             OO

5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) /_/

6.       Citizenship or Place of Organization

                    U.S.A.

                    7.       Sole Voting Power
                                  154,862
Number of Shares
Beneficially        8.       Shared Voting Power
Owned By                          0
Reporting Person
With                9.       Sole Dispositive Power
                                  154,862

                    10.      Shared Dispositive Power
                                  0

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

             154,862

12.      Check Box if The Aggregate Amount In Row (11) Excludes Certain
         Shares /X/
             (excludes Shares held by Kimco Realty Services, Inc. and KC Holdings, Inc.)

13.      Percent Of Class Represented By Amount In Row (11)

             6.5%

14. Type of Reporting Person

             IN



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         This Amendment No. 12 amends and supplements the Schedule 13D filed on
January 21, 1986, as previously amended by Amendments No. 1 through 11 thereto (as amended, the "Schedule 13D"), filed by Milton Cooper, KC Holdings, Inc., Kimco Realty Services, Inc. and Kimco Realty Corporation as follows (unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect):

Item 3. Source and Amount of Funds or Other Consideration

         On May 16, 2005, Services purchased 273,175 Shares, KC Holdings purchased 18,291 Shares and Mr. Cooper purchased 3,680 Shares at a price of $38.00 per share pursuant to the Companies' Subscription Rights Offering. The funds to purchase Services' and KC Holdings' Shares were obtained from Services' and KC Holdings' respective working capital. The funds to purchase Mr. Cooper's shares were from his personal funds.

Item 5. Interest in Securities of the Issuer

                  (a)-(b) Services beneficially owns 1,285,754 Shares, or approximately 54.4% of the outstanding Shares. Kimco, by virtue of its ownership of all of the outstanding voting common stock of Services, may be deemed to be the beneficial owner of all Shares reported as beneficially owned by Services.

                  KC Holdings beneficially owns 86,094 Shares, or approximately 3.6% of the outstanding Shares.

                  Mr. Cooper beneficially owns 154,862 Shares, or approximately 6.5%, of the outstanding Shares. Such number of Shares does not include 862 Shares held by a trust for which Mr. Cooper serves as a trustee or 86,094 Shares held by KC Holdings, as to each of which Mr. Cooper disclaims beneficial ownership. Although Mr. Cooper is a Director and the President of KC Holdings and owns approximately 8.0% of the capital stock of KC Holdings, he disclaims beneficial ownership of the 86,094 Shares held by KC Holdings. Although Mr. Cooper is a Director and the Chief Executive Officer of Kimco and is a Director and the President of Services, he disclaims beneficial ownership of the 1,285,754 Shares held by Services.

                  The percentages stated in this section are based on 2,365,024 Shares reported by the Companies to be outstanding as of May 16, 2005.

                  Each Reporting Person has sole power to vote, or direct the vote, and to dispose of, or direct the disposition of, all Shares reported as beneficially owned by it or him, except that Kimco, as the owner of all of the outstanding voting common stock of Services, may be deemed to have the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services.


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                  Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities owned by the other Reporting Person, or that such Reporting Persons constitute a "group" either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership and "group" designation are expressly disclaimed.

                  (c) Except for the purchases discussed above, no transactions in Shares have been effected by or for the account of any of the Reporting Persons during the past sixty days.




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                                    SIGNATURE

         After reasonable inquiry and the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        Kimco Realty Corporation

                                        By:  /s/ Milton Cooper
                                             ----------------------------
                                        Name:  Milton Cooper
                                        Title:  Chief Executive Officer


                                        Kimco Realty Services, Inc.


                                        By:  /s/ Milton Cooper
                                             ----------------------------
                                        Name:  Milton Cooper
                                        Title:  President


                                        KC Holdings, Inc.


                                        By:  /s/ Milton Cooper
                                             ----------------------------
                                        Name:  Milton Cooper
                                        Title:  President




                                        /s/ Milton Cooper
                                        ---------------------------------
                                        Milton Cooper

Dated:  May 20, 2005


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